RECEIVED

2005 DEC 28 A 10: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

19th December 2005

05013495

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:23 19-Dec-05
Number	9074V

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial interest of the shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 20,290,613 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
43,735

8) Percentage of issued class:
0.015

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
15/12/05

11) Date company informed:
Faxed letter dated 16/12/05 received 19/12/05

12) Total holding following this notification:
20,290,613 shares

13) Total percentage holding of issued class following this notification:
6.923%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
19th December 2005

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Blocklisting Interim Review
Released	10:18 19-Dec-05
Number	8599V

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 16/2/05 to: 12/12/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
122,601

5. Number of shares issued/allotted
under scheme during period:
122,601

6. Balance under scheme not yet issued/allotted
at end of period:
0

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,103,467

Contact for queries:

Name: MR D.J. COKER
Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME 1995

3. Period of return: From: 16/2/05 to: 12/12/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
263,918

5. Number of shares issued/allotted
under scheme during period:
263,918

6. Balance under scheme not yet issued/allotted
at end of period:
0

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,103,467

Contact for queries:

Name: MR D.J. COKER
Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 16/2/05 to: 12/12/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
500,000

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
500,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
293,103,467

Contact for queries:

Name: MR D.J. COKER

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
SAVINGS RELATED SHARE OPTION SCHEME FOR EMPLOYEES IN GERMANY

3. Period of return: From: 16/2/05 to: 12/12/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
514,545

5.Number of shares issued/allotted
under scheme during period:
2,374

6. Balance under scheme not yet issued/allotted
at end of period:
514,545

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
516,919 ORDINARY SHARES OF 25P EACH

24TH NOVEMBER 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
293,103,467

Contact for queries:

Name: MR D.J. COKER

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,
BERKS SL4 1LP
Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 16/2/05 to: 12/12/05

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
2,379,397

5.Number of shares issued/allotted
under scheme during period:
2,474,820

6. Balance under scheme not yet issued/allotted
at end of period:
2,379,397

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
4,854,217 ORDINARY SHARES OF 25P EACH

BETWEEN 21ST NOVEMBER 2005 AND 30TH NOVEMBER 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
293,103,467

Contact for queries:

Name: MR D.J. COKER

Address:
QUADRANT,
55/57 HIGH STREET,
WINDSOR,

BERKS SL4 1LP

Telephone: 01753 837222

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	14:14 20-Dec-05
Number	9747V

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

The Morgan Crucible Company plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

Mr Stewart Cox

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Mrs Heather Elizabeth Cox

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

3 & 4

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mr Stewart Cox 4,700 shares Mrs Heather Elizabeth Cox 5,521

8 State the nature of the transaction

Sale of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

10,221

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.003%

13. Price per *share* or value of transaction

Mr Stewart Cox £2.3253 Mrs Heather Elizabeth Cox £2.31

14. Date and place of transaction

16th December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

27,198 shares

0.009%

16. Date issuer informed of transaction

19th December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

None………………………………

24. Name of contact and telephone number for queries

Mr Paul Andrew Boulton telephone 01753 837000

Name and signature of duly authorised officer of *issuer* responsible for making notification

Mr Paul Andrew Boulton

Date of notification

20th December 2005

………………………………

………………………………

END
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